Exhibit 99.10



                                              January 31,1995




PUBLIC STORAGE                                        STORAGE EQUITIES, INC.
  PROPERTIES VII, INC.                                Suite 300
Suite 300                                             600 North Brand Boulevard
600 North Brand Boulevard                             Glendale, California 91203
Glendale, California 91203


          Re:      3636 Beverly Boulevard, Los Angeles


Gentlemen;

          The purpose of this letter is to summarize our review of the potential impact of the structural condition of the building at 3636 Beverly Boulevard on its current market value.

          Based on what has been, by necessity, a brief analysis and review of the issues involved, it is our opinion that the appropriate adjustment to the market value of the project to reflect the age of the structure is $990,000. The text that follows describes the assumptions, methodology and limitations used in reaching this conclusion.

          In the process of purchasing, developing, managing and disposing complex real estate projects, we constantly deal with a mixture of facts and assumptions. Far too often we neglect to clearly separate the two, allowing commonly held assumptions enter the decision process disguised as facts. We mention all of this as a preface to the discussion that follows concerning the seismic issues affecting your property.

          The focus of our work was to sift through the available information, develop an analytical format, and provide a suggested adjustment to the value of the property to reflect the current condition of the structure and the potential for future remedial work that may be required by codes or ownership. Undertaking this task, we have approached it from two separate directions. The first approach is a transaction-oriented review, looking at the change in cap rate (yield) necessary to attract a buyer to a property that may require structural remediation at a future date. The second approach involved the traditional analysis of expected levels of mitigation required and the projected costs of mitigation. We have assigned probabilities to the scope and cost of mitigation required, if any.


         While reviewing the analysis and conclusions presented on the following pages, you need to keep in mind the following:

                  Portions of the work relate to expectations of potential issuance of regulations by various governmental bodies whose actions represent a compromise between perceived public safety issues and public/private economic issues.

                  Plans for the original building were not available to Chuck Whitaker of John A. Martin & Associates. Therefore, his input was based on a walk-through of the building and his extensive experience with similar buildings in the Los Angeles area. Plans have been requested from the City of Los Angeles on an expedited basis. The time available for the analysis has been limited. This has affected the scope of our work and that of John A. Martin & Associates.

                  We were assisted in this work by Chuck Whitaker of John A. Martin & Associates. We recommended the Martin firm to Public Storage based on their extensive experience with concrete buildings in Los Angeles and the quality of their analytical and design work. Chuck Whitaker of the Martin firm has summarized his findings in a separate letter dated January 30, 1995. We have incorporated some the data from his letter into our report. In some cases, we have modified his estimates based on our assessment of the building. You should also be aware that our estimates of the probabilities of each event contain a significant level of uncertainty.

                  Building codes change frequently. However, with limited exceptions, the code requirements are generally not retroactive. Thus, a building constructed under the codes in effect when the permit was issued is not, with certain important exceptions, expected to comply with every subsequent code change. The important exceptions are codes that are specifically retroactive or in the event of a major renovation where the building is required to be brought up to current codes.

                  The City of Los Angeles utilizes the Uniform Building Code with extensive modifications. Other federal and state codes and regulations also apply, such as ADA, Title XXIV, and a host of other requirements.

                  The universe of buildings can be segregated into three broad groups with respect to building codes: (1) those that comply with all codes; (2) those that comply with those codes applicable to the building at the time it was constructed and applicable, retroactive requirements; and (3) those buildings that do not comply with retroactive changes or that never complied with the codes.

                  Chuck Whitaker states in his letter, "As discussed, we are not aware of any building code requirements to upgrade or retrofit the subject building if the permitted use is not revised or major revisions are not made to the building. However, the building code requirements could change in the future and require the subject building to be seismically upgraded or retrofitted." Mr. Whitaker goes on to note that the State
                  Architect is reviewing seismic retrofit guidelines and standards for concrete or reinforced masonry buildings constructed prior to 1973, with the anticipated issuance of retrofit guidelines and standards by July 1997. A copy of the regulations published to implement SB 597 (enacted in 1992) is attached.

                  The 3636 Beverly Boulevard building is somewhat unique in that its occupant density is extremely low, even when compared with other structures devoted to storage uses. It is unlikely that the occupant density exceeds one per 5,000 square feet during business hours, while the occupancy of an office use is probably twenty times higher. Residential users have both high occupancy and extended hours of occupancy. Thus, life safety risk associated with a building such as yours is very low compared with other users in similar structures.

                  Section  8894  of the  California  Code  implementing  SB 597, provides that, "the State Architect in consultation with (A LIST OF APPROXIMATELY 20 ORGANIZATIONS FOLLOWS FOLLOWS) shall develop seismic retrofit guidelines and standards for buildings enclosing more than 20,000 square feet of floor area with concrete or reinforced column or wall construction by January 1, 1996." The code anticipates that the standards will be effective on or before July 1, 1997, and that they will be submitted to the ICBO for incorporation into the UBC shortly thereafter. Although the legislation focused on the risk posed by buildings constructed before 1973, the regulation does not exclude newer buildings. We think it is significant that the scope of buildings affected will include many older residential and office structures where the cost of any substantial, mandated retrofit and related costs may result in the owner deciding to vacate or abandon the facility rather than incur the expense of retrofit. This is likely to create significant pressure for an extended period for compliance.

         The first analysis of the property that we did was based on a relatively primitive estimate of how the market would respond to the potential requirement for structural upgrades sometime after 1997. Over the past five years, a number of buildings have sold where there was an existing or likely need for future changes to comply with retroactive code requirements concerning:

         o        structural upgrades to unreinforced masonry buildings

         o        sprinkler installation in high-rise office buildings

         o        handicap requirements mandated by State and local codes

         o        ADA requirements

         o        building lobby enclosure requirements of the LAFD

         o        stairwell enclosure and venting requirements

         o        structural upgrade requirements for tilt-up buildings

         o        inspection, repair and strengthening of steel frame buildings


         We used what we believe is a conservative assumption with respect to implementation of any required upgrades. We assumed that the State Architect meets the July 1997 deadline for the final rule and that any required work is done in 1999. While we expect that the time period for implementation will be longer, we chose to use the more conservative approach to cover the alternative that ownership elects to implement upgrades prior to the regulatory deadline.

         The property market is similar to the stock and bond markets in that there is equity available for less than "investment grade" properties. The market compensates for "risk" through added yield.

         Based on our experience, we estimate that the potential for the requirement to upgrade the structure of the building would be expected to increase the market cap rate applied to the building by 1.5% to 3.0% from that applied to a building that is not subject to a similar potential requirement for structural upgrades. At a yield (cap rate) of 12.5% to 13.5%, we believe there are investors who would willingly accept the risk of future code changes.

         Based on the information that was supplied to us concerning the property's net operating income and the capitalization rates typically applied in the market, this would indicate a value adjustment of $.9 to $1.0 million.

         It is important to note that 3636 Beverly Boulevard appears to comply with existing applicable codes and that this adjustment is to reflect potential future requirements.

         The second method that we used to look at the building was to use some of the information generated by Chuck Whitaker and apply a variety of potential scenarios to the building.

         Initially,   we  assumed  three  possible  outcomes  with  respect  the applicability of codes and the decisions of ownership and assigned the following probabilities to each:

         (1) .8 that the State Architect would implement a mandatory upgrade or study or an equivalent requirement was generated through local legislation.

         (2) .1 that the owner of the building would voluntarily undertake a study of seismic upgrades in the absence of a requirement to do so and that the owner would comply with the engineer's recommendations.

         (3) .1 that there would be no required or voluntary study of upgrading the building.

         Subsequently, we assumed that if the building were studied, that there was a probability of:

         (A)  .2 that major upgrades would be required;

         (B)  .4 that intermediate upgrades would be indicated;

         (C)  .2 that minimum upgrades would be required; and

         (D)  .2 that no upgrades would be required.

For discussion purposes, it is probably best to focus on the combined probability of a requirement for intermediate or major upgrades of .6. Thus, we assumed that if a required or voluntary study were undertaken, that there was a 60% chance that major or intermediate level of upgrades would be required.

         For purposes of estimating the cost of the structural work, we used $12.50 per square foot for major upgrades, $10.50 per square foot for intermediate upgrades, and $7.50 for minimum upgrades. To each of these amounts, we added 30% for other items such as non-structural work, fees, design, et cetera. These amounts are based on the typical level of expenditures for other concrete buildings, adjusted for the ease of working within this building. One of the unique characteristics of your building is that there are no high-value tenant improvements and no tenants to disturb.

         In a typical office building, the cost would be affected by the need to relocate tenants, work around tenants on other floors, often performing noisy or obnoxious work after regular business hours. Also, due to the use of your building, the very limited mechanical and electrical systems are not likely to be impacted by the work. Seemingly small items, like the availability of a large, heavy duty freight elevator, provide additional assistance in lowering the costs.

         The cost of any asbestos abatement is not included because we understand that a separate adjustment to the value will be made for the presence of any ACM.

         As Table 1 shows, we multiplied the probability of new code requirements or a voluntary study by the assigned probability for the cost of each level of retrofit work (if required) to establish an overall probability for each event. This was then multiplied by the projected cost for each event to determine an Expected Cost. These are totaled for the universe of potential outcomes to determine the Expected Cost of seismic compliance. Using the assumptions previously described, the Expected Cost is $ l ,389,650.

         The Expected Cost derived in Table 1 assumes that the work is performed immediately. However, we have anticipated that the work, if any, would be completed in 1999. Therefore, it is necessary to adjust the Expected Cost for inflation and present value. This is done in Table 2.

         The Expected Cost is inflated at 4% per year for four years, representing the expected rate of inflation for construction costs over the period. The projected 1999 cost of $1,625,694 was then discounted using a rate of 13.25% to determine the present value of the Expected Cost. We selected the 13.25% discount rate after consultation with Ray Wilson who did the appraisal on the property. It is the discount rate applied to other cash flows to determine the value of the property.

         The resulting number, $988,294, represents our estimate of the present value of the Expected Cost of required or voluntary seismic retrofit, utilizing the assumptions previously described. We have rounded the amounts shown to the nearest dollar. However, this should not be interpreted in any way as a reflection of the precision of these estimates. A more appropriate interpretation would be that the net present value of the Expected Cost is within 10% of this amount and that the value of the property should be adjusted somewhere between $900,000 and $ l,100,000 to reflect the unknown conditions with respect to the structure of the property and the potential for a requirement after July 1997 to upgrade the structure of the facility.

         Once the original plans are located, we recommend that you consider having John A. Martin & Associates prepare a study of the seismic characteristics of the building. The recommended study will take a number of months. Unless the study indicates a pressing need for immediate structural upgrades, our tentative recommendation would be to defer construction of any upgrades until after the draft State standards are issued in 1996. Timing of the work, assuming there is not an urgent need for the upgrade, would then be determined by an assessment of the regulatory requirements and any life safety implications.

         We appreciate the opportunity to perform this work on behalf of Public Storage Properties VII, Inc. and Storage Equities, Inc. Please do not hesitate to call if you have any questions or comments.

                                                     Very truly yours,



                                                     Stephen H.  Dietrich
                                                     President


SHD/dll


Enclosures


                                                                                                                     Table 1
                       PUBLIC STORAGE PROPERTIES VII, INC
       POTENTIAL COST OF SEISMIC RETROFIT WORK UNDER VARIOUS ALTERNATIVES
                      3636 BEVERLY BOULEVARD, LOS ANGELES

                               ESTIMATED                                ESTIMATED         PROJECTED                  EXPECTED
           EVENT              PROBABILITY      EVENT                   PROBABILITY           COST         PROB         COST
           -----             -----------       -----                   -----------        ----------    --------     -------
                                             Major Upgrades Required       0.2            $2,343,750     0.16        $375,000
  A    NEW STATE OR LOCAL LAW     0.8
       APPLIES TO BLDG                       Intermediate Upgrades         0.4            $1,968,750     0.32         630,000
                                             Required

                                             Minimum Upgrades              0.2            $1,406,250     0.16         225,000

                                             Study Only                    0.2               $30,000     0.16           4,800



  B    NEW STATE OR LOCAL LAW                Major Upgrades Recommended    0.2            $2,343,750     0.02          46,875
       APPLIES TO BLDG
                                             Intermediate                  0.4            $1,968,750     0.04          78,750

                                 0.1         Upgrades



       OWNER DECIDES TO CONSIDER             Minor Upgrades Recommended    0.2            $1,406,250     0.02          28,125
       UPGRADE
                                             Study Only No Upgrades        0.2               $30,000     0.02             600


  C    NO LAW APPLIES, NO STUDY  0.1         Conceptual Study Only         1                  $5,000     0.10             500
       UNDERTAKEN

       TOTAL EXPECTED COST                                                                               1.00      $1,389,650



                                                                             Table 2

                       PUBLIC STORAGE PROPERTIES VII, INC
NET PRESENT VALUE OF EXPECTED COST OF SEISMIC RETROFIT WORK UNDER VARIOUS ALTERNATIVES
                      3636 BEVERLY BOULEVARD, LOS ANGELES



EXPECTED COST FROM TABLE 1                                                 $1,389,650

INFLATION FACTOR FOR CONSTRUCTION COSTS

      Periods (1995 - 1999)                        4

      Inflation Rate for Construction Costs        4.00%

      Adjustment Factor

      Inflation Adjusted Expected Cost                                     $1,625,694

DISCOUNT TO PRESENT VALUE

       Periods (1999 - 1995)                       4

       Discount Rate                              13.25%

       Factor                                                                 0.6079

NET PRESENT VALUE OF EXPECTED COST                                          $988,294